SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                         FOR IMMEDIATE RELEASE
                  AMEX:  SA                          NOVEMBER 10, 2005


                INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2005

Toronto (Canada) - The Company has filed on SEDAR at www.sedar.com its Management's Discussion and Analysis and Financial Statements for the three months ended September 30, 2005.

For the full management discussion and financial statements please visit: http://www.seabridgegold.net/2005-Q3.pdf

3RD QUARTER HIGHLIGHTS

o Preliminary Assessment completed for Courageous Lake
o Gold resources increase 6% at Courageous Lake
o Falconbridge completed drill program at Kerr-Sulphurets
o $5.0 million private placement arranged to advance Nevada projects

MINERAL INTEREST ACTIVITIES

The independent Preliminary Assessment Study for Seabridge Gold's 100% owned Courageous Lake project located in Canada's Northwest Territories was completed in September. Although the study provides capital and operating cost estimates of the project to a pre-feasibility level, it incorporates inferred resources and is therefore categorized as a Preliminary Assessment. The full report has been filed on SEDAR.

The independent consultants concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold at a life of mine average cash operating cost of US$279 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$630 million, including a contingency of US$96.4 million (18.1%). The total cost per ounce of production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$423.

At a gold price of US$450 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$94 million. At a gold price of US$500 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$324 million. Based on 2005 exploration results, Seabridge believes that there is an excellent chance of extending the FAT deposit along strike to the north and south. Assuming the same average grade and average strip ratio as the base case, a sensitivity analysis was performed extending the mine life by an additional four years, resulting in a pre-tax net

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711
cash flow for the project at US$450 gold of US$516 million. Reflecting this opportunity, Seabridge is now designing a new drill program aimed at finding four years of additional mine life - about 2 million ounces - which could be incorporated into the mine plan.

Seabridge notes that the Preliminary Assessment incorporates inferred mineral resources that that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and advises that there can therefore be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Seabridge is encouraged by the fact that the Courageous Lake estimated cash operating cost is in line with the current average cash operating costs of the world's major gold producing companies. Seabridge's objective is to partner Courageous Lake with one of these companies for the development of this project. As Canada's largest undeveloped gold deposit with a projected annual output of more than 500,000 ounces, Courageous Lake would seem to be the type of project that major producers need. In addition, the Northwest Territories is a jurisdiction where new mines can be permitted in a reasonable time frame.

The Preliminary Assessment has successfully dealt with the most important operating issues which historically faced this project including metallurgy and related processing costs. At a projected recovery rate of 90.8% and total processing costs estimated at US$8.61 per tonne of material, Courageous Lake compares favorably to other large-scale operating refractory projects.

Based on independent analysis, the total gold resource at Courageous Lake has been increased by 6%. A total of 185,000 ounces have been added to the measured and indicated categories and 343,000 ounces have been added to the inferred category. The increase is due to a reduction in the estimated cut-off grade from
1.0 grams of gold per tonne to 0.83 gram, reflecting results of the Preliminary Assessment study. Gold resources for the project are now stated as follows:

-------------------------------------------------------------------------------------
        MEASURED                      INDICATED                     INFERRED
-------------------------------------------------------------------------------------
Tonnes    Grade   Ounces      Tonnes    Grade   Ounces      Tonnes    Grade   Ounces
(000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)
-------------------------------------------------------------------------------------
 3,378     2.55     277       47,002    2.28     3,445      77,442    2.10    5,229
-------------------------------------------------------------------------------------

During the quarter Falconbridge Limited completed a drill program at Seabridge's Kerr Sulphurets project located in British Columbia. The program was designed to test four targets identified by Falconbridge which lie outside the resources previously defined for the Kerr and Sulphurets deposits. Falconbridge has received the assays from the program and is in the process of evaluating the results. Falconbridge can earn up to a 65% interest in the project by completing a bankable feasibility study.

During the quarter the Company was notified by Platte River Gold (US) that it has elected to terminate its right to earn an interest at the Company's 100% owned South Gilbert Project in Nevada.

FINANCIAL RESULTS

During the three month period ended September 30, 2005 Seabridge posted a loss of $389,000 ($0.01 per share) compared to a $418,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended September 30, 2005, the Company invested cash of $740,000 in mineral projects compared to $2,158,000 for the same period last year. At September 30, 2005 net working capital was $3,202,000 compared to $4,221,000 at December 31, 2004.

During the quarter ended September 30, 2005, the Company arranged a 1,000,000 share private placement at $5.00 per share. The $5.0 million financing closed on October 11, 2005. Proceeds from this financing will be used to fund an expanded exploration program at two of its Nevada exploration projects and general working capital requirements. The shares issued under this private placement are subject to a four-month hold period expiring on February 6, 2006. There were no commissions or finder's fees payable on this transaction.

                             -----------------------

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.

ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).


For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net


   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.